Filed by CF Finance Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Finance Acquisition Corp. III

Commission File No.: 333-256058

Date: August 6, 2021

Dear [CFAC Stockholder],

As you may know, CF Finance Acquisition Corp. III (Nasdaq: CFAC), a special purpose acquisition company sponsored by Cantor Fitzgerald, is seeking stockholder approval for its business combination with us. The special meeting of CFAC stockholders is scheduled for 9:30 AM on Thursday, August 12, 2021.

We believe you were a stockholder of record as of July 12, 2021 and are grateful for your support of AEye’s business. We ask that you be sure to vote in favor of this business combination, even if you no longer hold the shares. Shares that are not voted will not be counted as FOR the transaction.

We are excited about the future of AEye’s business as a premier provider of high-performance, adaptive LiDAR systems for vehicle autonomy, advanced driver-assistance systems (ADAS), and robotic vision applications. We would welcome the opportunity to speak with you over the next few days to answer any questions you may have about AEye. If you would like to schedule a meeting, please reach out to Financial Profiles (or simply reply to this email) to arrange a call. We look forward to speaking with you.

Best regards,

Bob Brown

CFO, AEye, Inc.

Voting Instructions

CFAC’s stockholders of record as of July 12, 2021, the record date for the special of stockholders (the “record date”) are entitled to vote their shares of common stock at the special meeting of stockholders. Every stockholder’s vote is important, regardless of the number of shares the stockholder holds. As such, all stockholders of record as of the record date who have not yet voted are encouraged to do so as soon as possible before August 12, 2021.

CFAC’s board of directors recommends you vote “FOR” the Business Combination with AEye and “FOR” all of the related proposals described in the proxy statement/prospectus.

These are the two easiest ways to vote and they are both free:

Vote Online (Highly Recommended): Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or emailed) to you. You will need your voting control number which is included on the Voting Instruction Form to vote online.

Vote by Telephone: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or emailed) to you. You will need your voting control number which is included on the Voting Instruction Form to vote via automated telephone service.

For assistance with voting your shares you can call Morrow Sodali, CFAC’s proxy solicitor, at (800) 662-5200 or (203) 658-9400 (banks and brokers), or send a message to CFIII.info@investor.morrowsodali.com.

Additionally, you can also vote by mail:

Vote by Mail: Follow the instructions provided by your broker, bank or other nominee on the Voting Instruction Form mailed (or emailed) to you. You will need your voting control number which is included on the Voting Instruction Form mailed (or emailed) to you in order to vote by mail.

For voting by mail, be sure to:

Mark, sign and date your Voting Instruction Form;

Fold and return your Voting Instruction Form in the postage-paid envelope provided; and

Return your Voting Instruction Form prior to the date of the special meeting of stockholders.

YOUR CONTROL NUMBER IS FOUND ON YOUR VOTING INSTRUCTION FORM. If you did not receive or misplaced your Voting Instruction Form, contact your bank, broker or other nominee for a replacement or to obtain your control number in order to vote. A bank, broker or other nominee is a person or firm that acts as an intermediary between an investor and the stock exchange who can help you vote your shares.

FAQ

How do I vote my shares?

If your shares were held in “street name” (meaning you purchased through a broker, bank or other nominee) as of the close of business on July 12, 2021, contact them immediately to obtain your control number and instructions to vote via the Internet or by telephone.

Can I still vote if I no longer own my shares?

Yes, if you owned shares as of the close of business on July 12, 2021, the record date for the special meeting of stockholders, you can still vote your shares even if you no longer own them.

Where can I find my control number?

Your voting control number is the number provided in large bold text on your Voting Instruction Form that was mailed (or emailed) to you with your proxy materials. If your shares are held by a bank, broker or other nominee and you cannot locate your control number, you will need to contact them to obtain your control number.

What if I have other questions?

If you need assistance voting your shares, please call Morrow Sodali LLC, CFAC’s proxy solicitor, toll-free at (800) 662-5200 or (203) 658-9400 (banks and brokers) or email them at CFIII.info@investor.morrowsodali.com.

How do I attend the extraordinary general meeting on August 12, 2021 at 9:30 a.m. ET?

The meeting will be held virtually over the internet by means of a live audio webcast. You will be able to attend, vote your shares and submit questions during the Special Meeting via a live webcast available at www.cstproxy.com/cffinanceacquisitioncorpiii/sm2021. Please follow the instructions in the proxy statement/prospectus for how to register to attend the extraordinary general meeting.

What if I want to vote by mail or phone?

If you need assistance voting your shares, please call Morrow Sodali LLC, CFAC’s proxy solicitor, toll-free at (800) 662-5200 or (203) 658-9400 (banks and brokers) or email them at CFIII.info@investor.morrowsodali.com.

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About AEye

AEye is the premier provider of high-performance, active LiDAR systems for vehicle autonomy, advanced driver-assistance systems (ADAS), and robotic vision applications. AEye’s software-definable iDAR™ (Intelligent Detection and Ranging) platform combines solid-state active LiDAR, an optionally fused low-light HD camera, and integrated deterministic artificial intelligence to capture more intelligent information with less data, enabling faster, more accurate, and more reliable perception. The company is based in the San Francisco Bay Area and backed by world-renowned financial investors including Kleiner Perkins and Taiwania Capital, as well as GM Ventures, Continental AG, Hella Ventures, LG Electronics, Subaru-SBI, Pegasus Ventures (Aisin), Intel Capital, SK Hynix and Airbus Ventures. For more information, please visit www.aeye.ai.

About CF Finance Acquisition Corp. III

CF Finance Acquisition Corp. III (“CF III”) is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses CF III focuses on industries where its management team and founders have experience and insights and can bring significant value to business combinations. CF Finance Acquisition Corp. III is led by Chairman and Chief Executive Officer Howard W. Lutnick.

About Cantor Fitzgerald

CF III is sponsored by Cantor Fitzgerald. Cantor Fitzgerald, with over 12,000 employees, is a leading global financial services group at the forefront of financial and technological innovation and has been a proven and resilient leader for over 70 years. Cantor Fitzgerald & Co. is a preeminent investment bank serving more than 5,000 institutional clients around the world, recognized for its strengths in fixed income and equity capital markets, investment banking, SPAC underwriting and PIPE placements, prime brokerage, and commercial real estate and for its global distribution platform. Cantor Fitzgerald & Co. is one of the 24 primary dealers authorized to transact business with the Federal Reserve Bank of New York. Cantor Fitzgerald is a leading SPAC sponsor, having completed multiple initial public offerings and announced multiple business combinations through its CF Acquisition platform. For more information, please visit: www.cantor.com.

Important Information and Where to Find It

This communication relates to the proposed transactions between CF Finance Acquisition Corp. III (“CF III”) and AEye, Inc. (“AEye”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transactions, CF III has filed a registration statement on Form S-4, which includes a definitive proxy statement/prospectus. The definitive proxy statement/ prospectus has been sent to all CF III stockholders. CF III may also file other documents regarding the transactions with the SEC. Before making any voting or investment decision, investors and security holders of CF III are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transactions as they become available because they will contain important information about the proposed transactions, CF III and AEye.

Investors and security holders will be able to obtain free copies of the proxy statement/ prospectus and all other relevant documents filed or that will be filed with the SEC by CF III through the website maintained by the SEC at www.sec.gov or by directing a request to CF III to 110 East 59th Street, New York, NY 10022 or via email at CFFinanceIII@cantor.com.

Participants in the Solicitation

CF III and AEye and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CF III’s stockholders in connection with the proposed transactions. Information about CF III’s directors and executive officers and their ownership of CF III’s securities is set forth in CF III’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transactions may be obtained by reading the proxy statement/prospectus regarding the proposed transactions. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CF III or AEye , nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include, but are not limited to, statements regarding CF III’s and AEye’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of CF III’s registration statement on Form S-1, the definitive proxy statement/prospectus on Form S-4 relating to the business combination, and other documents filed by CF III from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and CF III and AEye assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither CF III nor AEye gives any assurance that either CF III or AEye will achieve its expectations.